Exhibit 99.1

RISK FACTORS

An investment in our Common Stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this Form 10-KSB in evaluating us and our business before purchasing shares of our Common Stock. Our business, operating results and financial condition could seriously be harmed due to any of the following risks. The risks described below are not the only ones facing us. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

Sale of our current product line our revenues have been minimal to-date. Accordingly, we have had very little operating history or results on which to evaluate our business or our prospects for the future. We face the risks, expenses and difficulties frequently encountered by companies in the early stage of implementing their business models. Such risks and difficulties include the fact that we cannot give any assurances that our business model or strategy will be successful. There can be no assurances that our products will be accepted in the marketplace or that we will have sufficient funds to carry out a meaningful sales program. Failure to successfully implement our business model or strategy would materially and adversely affect our ability to continue as a going concern.

Because there is no assurance that we will generate significant revenues, we face a high risk of business failure.

For the years ended December 31, 2005 and 2006, revenues were $-0-, respectively. Our ability to increase sales depends on numerous factors, including market acceptance of existing products, the successful introduction of new products, growth of consumer discretionary spending, the ability to recruit new independent sales consultants, sourcing of raw materials and demand-driven increases in production and distribution capacity. Business in all of our segments is driven by consumer preferences. Accordingly, there can be no assurances that our current or future products will maintain or achieve market acceptance. We can provide investors with no assurance that revenues will increase to a level which will reflect profitability. If we are unsuccessful in generating significant revenues, our business will most likely fail and our investors could lose their investment.

Our independent auditors’ report states that there is a substantial doubt that we will be able to continue as a going concern.

Our independent auditors, Traci J. Anderson, C.P.A., state in their audit report attached to our audited financial statements for the fiscal year ended December 31, 2006 that since we have sustained recurring losses and have yet to generate an internal cash flow, there is a substantial doubt that we will be able to continue as a going concern.

Ability to respond to increased product demand.

Our ability to meet future product demand will depend upon our success in sourcing adequate supplies of its products, bringing new production and distribution capacity on line in a timely manner, forecasting product demand and fulfilling customer orders promptly, improving customer service-oriented management information systems, and recruiting, training, motivating and managing new employees. Our inability to successfully achieve of any of the foregoing could result in a material adverse effect on our financial results.

Seasonal fluctuations in this business could adversely affect our revenues, could cause cut backs in our operations and may impede future growth.

The cleaning products industry is subject to seasonal fluctuations. Historically, the cleaning products industry is known to have seasonal fluctuations in the fourth quarter. Therefore, we expect to experience periods where a lack of revenue may adversely effect our operations. For example, an extended period of lack of revenue may cause us to cut back on our operations which may impede any future growth.

Dependence on key corporate management personnel.

Our success depends in large part on the contributions of our key corporate management, specifically, our President, Bryan Kuskie. We have an employment contract with Mr. Kuskie. We do not maintain any key person life insurance policies. The loss of our key corporate management personnel could have a material adverse effect on us.

Risks Related to Our Common Stock

Our Common Stock has been relatively thinly traded and we cannot predict the extent to which an active trading market will develop.

Our Common Stock is currently traded on the Pink Sheets. Our Common Stock is thinly traded compared to larger more widely known companies. Thinly traded Common Stock can be more volatile than Common Stock trading in an active public market. We cannot predict the extent to which an active public market for our Common Stock will develop or be sustained.

We may need to raise additional capital which may not be available on acceptable terms or at all.

In the future, we may be required to raise funds. There can be no assurance that financing will be available in amounts or on terms acceptable to us. The inability to obtain capital may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans. Any equity financing may involve substantial dilution to our then existing stockholders.

We do not intend to pay dividends on any investment in the shares of our stock.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in us will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in us.

Because our securities are subject to penny stock rules, you may have difficulty reselling your shares.

Our shares as penny stocks are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. These rules apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell “penny stocks” to persons other than established customers and “accredited investors” to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our shares of Common Stock and may affect the secondary market for our shares of Common Stock. These rules could also hamper our ability to raise funds in the primary market for our shares of Common Stock.